**Part II: Activities of the Broker-Dealer Operator and its Affiliates**

    **5.  Other Products and Services**

        a.  Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?
**Yes**

        If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

        **Response:**

        **As a full service broker dealer, BDO provides the following products and services for the purpose of effecting transactions or submitting orders in the ATS:**

        **1. High Touch trading via sales and trading personnel with internal access to the ATS**

        **2. Low Touch trading with external access to the ATS via the Subscriber's Order Management System or Execution Management System ("OMS/EMS") or via FIX connectivity:**

            **a. Low Touch algorithmic trading and Smart Order Routing**

            **b. Direct market access to liquidity venues, including the ATS, via the BDO's low-latency market connectivity** ("**Direct Market Access**")

        All of the BDO's customers, including those with access to BDO's High Touch sales and trading personnel, must satisfy requirements of the BDO's onboarding process (including with respect to anti-money laundering requirements). Subscribers with external access to the ATS are also required to sign an electronic trading agreement. Order entry into the ATS by means of the products and services above are further described in Part III, Item 5(c).  No market data feed from the ATS is made available externally.  Internally, the ATS continuously provides anonymized, aggregated volume on each side of the market to the BDO's Smart Order Routers, as described in Part III, Item 15(b).

**Part III: Manner of Operations**

**Item 15: Display**

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

**Yes**

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

The ATS does not display order price or order volume data of specific Subscriber orders to any Person. However, the ATS provides anonymized, non-attributable, aggregated volume on each side of the market by symbol internally to the BDO's smart order routers. The aggregated data is limited to the total quantity available on each side of the market in the ATS Order Book, per symbol, ~~at the NBBO~~at and between the midpoint and NBBO. Only the BDO's smart order routers ("SORS") can receive the continuous data. Outside of the SORs, this aggregated data is not shared anywhere else, either internally or externally. To the extent an order is routed through the SORs, such SORs will have order information regarding orders that it has routed to the ATS.